

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

>   **Re: ChineseInvestors.com, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed February 9, 2012**
>   **File No. 333-178655**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 from our letter dated January 23, 2012 and your explanation that a trading market in your common stock began on January 31, 2012 with the quotation of your common stock on the OTCBB under the ticker symbol CIIX. However, you initially filed your registration statement on December 21, 2011 before there was a trading market in your shares. Because there was no trading market <u>at the time of filing your registration statement</u>, the price of your common stock was not determinable; and, per section 2 the Investment Agreement, the price of the shares sold to Kodiak was not determinable. Further, because the price of the shares to Kodiak was not determinable <u>at the time of filing your registration statement</u>, we do not believe you "completed" the private transaction contemplated by the Investment Agreement prior to the filing of the registration statement. Please refer to our Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on the internet at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Therefore, please withdraw

the current registration statement and, if you intend to register Kodiak's shares for resale, file a new registration statement.

2.   You disclose that you are registering an indeterminate number of shares. If you intend to file a new registration statement for the resale of Kodiak's shares, please note that you must register a good-faith estimate of the number of shares you may issue to Kodiak and register that amount for resale. If the number of registered shares is less than the actual number you would like to issue, you must file a new registration statement to register the additional shares, assuming Kodiak desires to sell those additional shares. Furthermore, the selling securityholder information in the registration statement, at the time of effectiveness, must include the total number of shares of common stock that Kodiak intends to sell, regardless of any contractual or other restriction on the number of securities a it may own at any point in time. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.10.

3.   If you intend to file a new registration statement to register Kodiak's shares for resale, please disclose the number of shares that you are registering as compared to the total number of shares held by non-affiliates.

4.   We note you filed a Form 8-K on February 13, 2012 regarding an acquisition of a New Zealand based corporation. With a view towards meeting your disclosure obligations under Form S-1 (if you intend to file a new registration statement) as well as under Items 2.01 and 9.01 of Form 8-K, please tell us more about this acquisition. For example, tell us what assets were acquired, the parties involved and the total purchase price paid. Tell us whether the New Zealand corporation is an operating business and if so, please provide us the amount of its total assets and net income (loss) as of the most recently completed fiscal year-end.

You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Dennis Brovarone, Esq.